December 23, 2019

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Elena Stojic

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. Stojic:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment No. 84 (“PEA No. 84”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2019 (SEC Accession Number 0001398344-19-018897), for the purpose of making material changes to the principal investment strategies of the Preserver Alternative Opportunities Fund (the “Fund”). PEA No. 84 is scheduled to become effective with the SEC pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”), on December 30, 2019.

Prospectus

Comment 1. Please explain supplementally whether the Fund expects to experience materially different annual portfolio turnover as a result of the addition of environmental, social, and governance (“ESG”) criteria into its principal investment strategy.

Response: The Fund does not anticipate materially different annual portfolio turnover as a result of the addition of ESG factors into its principal investment strategy.

Comment 2. In the subsection titled “Investment Process,” within the section titled “Principal Investment Strategies,” the Fund states the following:

“The Adviser looks for long-term return potential over a full market cycle similar to that of a diversified liquid alternatives index.“

Please clarify the term “diversified liquid alternatives index” in plain English.

Response: The Fund has updated the relevant disclosure as follows (emphasis supplied to denote edit):

“The Adviser looks for long-term return potential over a full market cycle of a diversified liquid alternatives portfolio as measured by the Wilshire Liquid Alternative Index. The Wilshire Alternative Index is designed to provide representative baseline for how liquid alternative investment funds perform.”

Comment 3. Please clarify whether and how the Fund intends to apply its ESG criteria to residential and commercial mortgage-backed securities (“MBS”).

Response: The Fund has revised the relevant disclosure as follows (emphasis supplied to denote edit):

“In conducting its evaluation of potential portfolio securities, where applicable, the Adviser will look to invest in securities that meet its Environmental, Social and Governance (“ESG”) criteria. If the Adviser believes that the Fund’s ESG criteria are partially or wholly inapplicable to a certain class of portfolio securities, the Adviser may only apply certain of its ESG criteria, or none of its ESG criteria such as in the case of mortgage-backed securities, as appropriate, to that class of securities.”

Comment 4. Please consider adding a risk disclosure focused on the Fund’s ESG risk to the Fund’s principal investment risks.

Response: The Fund has added the following risk disclosure to its sections titled, “Principal Investment Risks:”

“ESG Risk. Applying ESG criteria to the investment process may exclude securities of certain issuers for both investment and non-investment reasons and therefore the Fund may forgo some market opportunities available to funds that do not use ESG or sustainability criteria. Securities of companies with certain focused ESG practices may shift into and out of favor depending on market and economic conditions, and the Fund’s performance may at times be better or worse than the performance of funds that do not use ESG or sustainability criteria.

Comment 5. Please review the order of the Fund’s principal risk disclosures, and consider whether such disclosures should be organized by order of importance to the Fund’s principal strategies, as opposed to alphabetically.

Response: The Fund respectfully declines to modify the presentation of the Fund’s principal risks. It is our understanding that presenting the Fund’s principal risks in order of importance is not required by Form N-1A. In addition, the Fund is concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks. The Fund is also concerned that such a presentation may invite litigation in the event that risks identified as lower in importance come into existence in a manner that impacts the Fund.

Comment 6. In the subsection titled, “Investment Process,” under the section titled, “Additional Information Regarding Principal Investment Strategies,” the Fund states the following:

“First, the Adviser uses negative screening to exclude companies that receive material (>33%) revenue from alcohol, tobacco, firearms and defense products and services.”

Please clarify what “defense products” means in this context, considering that technology companies unrelated to general defense initiatives may still derive significant revenue from U.S. Department of Defense contracts.

Response: The Fund has revised the relevant disclosure as follows (emphasis supplied to denote edit):

“First, the Adviser uses negative screening to exclude companies that receive material (>33%) revenue from alcohol, tobacco, firearms and defense products and services. The Adviser defines “defense products and services” to include weapons design and manufacture, but not to include peripheral services such as software, information technology, or other services not directly related to lethality.”

Comment 7. In the subsection titled, “Investment Process,” under the section titled, “Additional Information Regarding Principal Investment Strategies,” the Fund states the following:

“Second, the Adviser uses positive screening to identify companies that the Adviser believes engage in, relative to their peers, superior:”

Please clarify what “their peers” means in this context.

Response: The Fund has revised the relevant disclosure as follows (emphasis supplied to denote edit):

“Second, the Adviser uses positive screening to identify companies that the Adviser believes engage in, relative to their industry peers, superior:”

Comment 8. The Fund notes that it will The Adviser will use third party data in order to determine which companies meet or fail its ESG criteria.

Please a) identify what third party data providers the Fund intends to use, and b) discuss what factors these providers use when making determinations about whether ESG criteria are met.

Response: The Fund has added the following disclosure to the subsection titled, “Investment Process” within the section titled, “Additional Information Regarding Principal Investment Strategies.”

“The Advisor will use third party ESG data from Sustainanalytics, the leading independent provider of ratings of listed companies based on their environmental, social and corporate governance performance. Sustainanalytics offers broad coverage of major global markets and flexible environmental, social and governance research tools designed to be easily incorporated into investment processes and systems. An overall percentile rank is assigned to each company based on its environmental, social and governance total score relative to its industry peers. The combination of the ranks leads to an aggregate ESG performance rank that encompasses a company’s level of preparedness, disclosure and involvement across ESG themes.”

If you have any additional questions, or need additional information, please contact me at 513-869-4327.

Sincerely,

/s/ Matthew Beck

Matthew Beck
Secretary

cc:	Mr. Martin R. Dean, Chief Compliance Officer